UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
  _____________________________________________________________
FORM 6-K
  _____________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2024
Commission file number 1-32479
  _____________________________________________________________
SEAPEAK LLC
(Exact name of Registrant as specified in its charter)
   _____________________________________________________________
2000, 550 Burrard Street, Vancouver, BC, Canada, V6C 2K2
(Address of principal executive office)
   _____________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F  ☐

SEAPEAK LLC AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2024

ITEM 1 – FINANCIAL STATEMENTS
SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Voyage revenues (notes 6 and 10a)	175,502	183,982	354,619	369,152
Voyage expenses	(2,102)	(4,241)	(5,487)	(11,417)
Vessel operating expenses	(57,159)	(58,995)	(112,994)	(116,631)
Time-charter hire expenses	(2,128)	(2,233)	(4,301)	(4,490)
Depreciation and amortization	(35,210)	(36,358)	(70,203)	(73,280)
General and administrative expenses	(6,877)	(7,634)	(15,452)	(16,199)
Gain (loss) on sales and (write-down) of vessels (notes 6 and 14)	267	537	971	36,008
Income from vessel operations	72,293	75,058	147,153	183,143
Equity income (notes 7 and 10a)	34,564	43,513	64,502	76,623
Interest expense	(45,516)	(46,088)	(89,204)	(93,421)
Interest income (note 7)	3,542	2,718	6,866	5,369
Realized and unrealized gain on non-designated derivative instruments (note 11)	8,167	25,457	31,530	19,810
Foreign currency exchange gain (loss) (notes 8 and 11)	591	2,618	1,304	(1,792)
Other (expense) income (notes 3b and 5a)	(2,715)	648	(9,542)	13,737
Net income before income tax recovery (expense)	70,926	103,924	152,609	203,469
Income tax recovery (expense) (note 9)	497	(3,981)	679	(5,586)
Net income	71,423	99,943	153,288	197,883
Non-controlling interest in net income	2,507	3,440	2,386	8,625
Preferred unitholders' interest in net income	6,425	6,160	12,850	12,500
Common unitholder's interest in net income	62,491	90,343	138,052	176,758

Related party transactions (note 10)

Subsequent events (note 16)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Net income	71,423	99,943	153,288	197,883
Other comprehensive income:
Other comprehensive income before reclassifications
Unrealized gain on qualifying cash flow hedging instruments, net of tax	4,283	16,403	17,834	8,548
Amounts reclassified from accumulated other comprehensive income, net of tax
To equity income:
Realized gain on qualifying cash flow hedging instruments	(4,385)	(3,817)	(8,688)	(7,451)
To interest expense:
Realized loss on qualifying cash flow hedging instruments (note 11)	185	344	382	729
Other comprehensive income	83	12,930	9,528	1,826
Comprehensive income	71,506	112,873	162,816	199,709
Non-controlling interest in comprehensive income	2,562	3,543	2,501	8,844
Preferred unitholders' interest in comprehensive income	6,425	6,160	12,850	12,500
Common unitholder's interest in comprehensive income	62,519	103,170	147,465	178,365
The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars, except unit data)

	As at June 30, 2024	As at December 31, 2023
	$	$
ASSETS
Current
Cash and cash equivalents	151,013	168,409
Restricted cash – current (note 13)	998	2,910
Accounts receivable, including non-trade of $8,727 (2023 – $7,993) (note 11)	27,245	31,269
Prepaid expenses	15,610	15,318
Vessels held for sale (note 14)	3,120	22,323
Current portion of derivative assets (note 11)	27,336	22,397
Current portion of net investments in direct financing and sales-type leases, net (notes 3b and 6)	20,613	20,572
Advances to affiliates (note 10b)	31,841	22,718
Other current assets	3,091	1,294
Total current assets	280,867	307,210
Restricted cash – long-term (note 13)	18,299	13,075
Vessels and equipment
At cost, less accumulated depreciation of $745,127 (2023 – $715,758)	901,886	932,414
Vessels related to finance leases, at cost, less accumulated depreciation of $330,079 (2023 – $293,820) (note 5)	2,016,717	2,050,933
Advances on newbuilding contracts (note 12a)	235,898	228,562
Operating lease right-of-use assets	3,874	7,772
Total vessels and equipment	3,158,375	3,219,681
Investments in and advances to equity-accounted joint ventures, net (notes 3b and 7)	1,328,908	1,311,739
Net investments in direct financing and sales-type leases, net (notes 3b and 6)	645,639	669,139
Other assets	34,081	34,875
Derivative assets (note 11)	49,936	35,127
Intangible assets, net	25,440	30,447
Goodwill	40,308	40,308
Total assets	5,581,853	5,661,601
LIABILITIES AND EQUITY
Current
Accounts payable	6,754	6,692
Accrued liabilities and other (note 12e)	78,692	89,852
Unearned revenue (note 6)	29,813	38,343
Current portion of long-term debt (note 8)	108,914	107,820
Current obligations related to finance leases (note 5a)	284,499	180,206
Current portion of operating lease liabilities (note 5b)	4,954	9,905
Current portion of derivative liabilities (note 11)	13	—
Advances from affiliates (note 10b)	6,002	7,298
Total current liabilities	519,641	440,116
Long-term debt (note 8)	911,716	960,202
Long-term obligations related to finance leases (note 5a)	1,409,885	1,481,786
Other long-term liabilities (notes 3b, 6 and 12)	83,635	78,582
Derivative liabilities (note 11)	33,981	23,836
Total liabilities	2,958,858	2,984,522
Commitments and contingencies (notes 5, 7, 8, 11 and 12)
Equity
Common units (99.9 million units issued and outstanding at June 30, 2024 and December 31, 2023)	2,213,154	2,275,102
Preferred units (11.9 million units authorized; 11.5 million issued and outstanding at June 30, 2024 and December 31, 2023)	278,419	278,419
Accumulated other comprehensive income	40,760	31,347
Equity	2,532,333	2,584,868
Non-controlling interest	90,662	92,211
Total equity	2,622,995	2,677,079
Total liabilities and total equity	5,581,853	5,661,601
The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Six Months Ended June 30,
	2024	2023
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	153,288	197,883
Non-cash and non-operating items:
Unrealized gain on non-designated derivative instruments (note 11)	(19,994)	(10,613)
Depreciation and amortization	70,203	73,280
Gain on sales and write-down of vessels (notes 6 and 14)	(971)	(36,008)
Unrealized foreign currency exchange (gain) loss	(579)	2,863
Equity income, net of distributions received of $26,019 (2023 – $20,701)	(38,483)	(55,922)
Amortization of deferred financing issuance costs included in interest expense	2,544	2,798
Change in unrealized credit loss provisions included in other (expense) income (note 3b)	13,200	(12,700)
Gain on extinguishment of obligations related to finance leases included in other (expense) income (note 5a)	(3,537)	—
Other non-cash items	(422)	4,713
Change in operating assets and liabilities:
Receipts from direct financing and sales-type leases	10,259	9,173
Expenditures for dry docking	(8,293)	(2,575)
Other operating assets and liabilities	(14,426)	4,528
Net operating cash flow	162,789	177,420
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	285,885	25,000
Scheduled repayments of long-term debt	(48,176)	(56,418)
Prepayments of long-term debt	(275,885)	(150,368)
Extinguishment of obligations related to finance leases (note 5a)	(252,522)	—
Proceeds from financing related to sales and leaseback of vessels (note 5a)	349,300	—
Scheduled repayments of obligations related to finance leases	(59,321)	(61,044)
Financing issuance costs	(4,048)	(725)
Cash distributions paid	(212,850)	(12,499)
Repurchase of preferred units (note 15)	—	(2,855)
Equity contributions from Stonepeak (note 10c)	—	86,180
Dividends paid to non-controlling interest	(4,050)	(449)
Net financing cash flow	(221,667)	(173,178)
INVESTING ACTIVITIES
Expenditures for vessels and equipment, including advances on newbuilding contracts	(7,353)	(136,419)
Capital returned from equity-accounted joint ventures (note 7)	29,961	—
Proceeds from the sales of vessels (note 14)	22,186	78,309
Payment related to the acquisition of Evergas	—	(3,000)
Net investing cash flow	44,794	(61,110)
Decrease in cash, cash equivalents and restricted cash	(14,084)	(56,868)
Cash, cash equivalents and restricted cash, beginning of the period	184,394	265,946
Cash, cash equivalents and restricted cash, end of the period	170,310	209,078
Supplemental cash flow information (note 13)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
	Unitholder Equity
	Common Units	Common Units	Preferred Units	Preferred Units	Accumulated Other Comprehensive Income	Non- controlling Interest	Total
	#	$	#	$	$	$	$
Balance as at December 31, 2023	99,949	2,275,102	11,529	278,419	31,347	92,211	2,677,079
Net income (loss)	—	75,561	—	6,425	—	(121)	81,865
Other comprehensive income	—	—	—	—	9,385	60	9,445
Distributions declared:
Common units ($2.0010 per unit)	—	(200,000)	—	—	—	—	(200,000)
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,849)	—	—	(2,849)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,576)	—	—	(3,576)
Dividends paid to non-controlling interest	—	—	—	—	—	(4,050)	(4,050)
Balance as at March 31, 2024	99,949	2,150,663	11,529	278,419	40,732	88,100	2,557,914
Net income	—	62,491	—	6,425	—	2,507	71,423
Other comprehensive income	—	—	—	—	28	55	83
Distributions declared:
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,849)	—	—	(2,849)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,576)	—	—	(3,576)
Balance as at June 30, 2024	99,949	2,213,154	11,529	278,419	40,760	90,662	2,622,995

	TOTAL EQUITY
	Unitholder Equity
	Common Units	Common Units	Preferred Units	Preferred Units	Accumulated Other Comprehensive Income	Non- controlling Interest	Total
	#	$	#	$	$	$	$
Balance as at December 31, 2022	88,565	1,959,228	11,689	282,484	40,517	79,529	2,361,758
Net income	—	86,415	—	6,340	—	5,185	97,940
Other comprehensive (loss) income	—	—	—	—	(11,220)	116	(11,104)
Equity contribution from Stonepeak (notes 10c and 15)	—	86,180	—	—	—	—	86,180
Conversion of equity contributions from Stonepeak into common units (notes 10c and 15)	11,384	—	—	—	—	—	—
Distributions declared:
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,789)	—	—	(2,789)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,550)	—	—	(3,550)
Repurchase of preferred units (note 15)	—	15	(44)	(1,138)	—	—	(1,123)
Dividends paid to non-controlling interest	—	—	—	—	—	(449)	(449)
Balance as at March 31, 2023	99,949	2,131,838	11,645	281,347	29,297	84,381	2,526,863
Net income	—	90,343	—	6,160	—	3,440	99,943
Other comprehensive income	—	—	—	—	12,827	103	12,930
Distributions declared:
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,734)	—	—	(2,734)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,426)	—	—	(3,426)
Repurchase of preferred units (note 15)	—	52	(70)	(1,784)	—	—	(1,732)
Balance as at June 30, 2023	99,949	2,222,233	11,575	279,563	42,124	87,924	2,631,844
The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

1.Basis of Presentation

The unaudited interim consolidated financial statements (or unaudited consolidated financial statements) have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These unaudited consolidated financial statements include the accounts of Seapeak LLC (or the Company), which is a limited liability company formed under the laws of the Republic of the Marshall Islands, its wholly-owned or controlled subsidiaries and any variable interest entities (or VIEs) of which it is the primary beneficiary.
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023, which were included in the Company's Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (or SEC) on March 22, 2024. In the opinion of the management of the Company, these unaudited consolidated financial statements reflect all adjustments consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is possible that the amounts recorded as derivative liabilities and derivative assets could vary by material amounts prior to their settlement.

2.Accounting Pronouncements

In November 2023, Financial Accounting Standards Board (or FASB) issued Accounting Standards Update (or ASU) 2023-07 – Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures (or ASU 2030-07). This ASU improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and, other segment items, and extends certain annual segment disclosure requirements to interim period reporting. This ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Once adopted, the amendments in this ASU are to be applied retrospectively to all periods presented. The Company does not expect that adoption of ASU 2023-07 will have a material impact on the Company's consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09 – Income Taxes (Topic 740) Improvements to Income Tax Disclosures (or ASU 2023-09). This ASU enhances the transparency and decision usefulness of income tax disclosures. More specifically, this ASU requires that additional income tax information be disclosed about the jurisdictions in which the Company operates within its income tax rate reconciliation, as well as its disclosure about income taxes paid. This ASU is effective for annual periods beginning after December 15, 2024. Once adopted, the amendments in this ASU are to be applied on a prospective basis. The Company does not expect that adoption of ASU 2023-09 will have a material impact on the Company's consolidated financial statements.

3.    Fair Value Measurements and Financial Instruments
a) Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Item 18 – Financial Statements: Note 3a to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2023. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

		June 30, 2024		December 31, 2023
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash (note 13)	Level 1	170,310	170,310	184,394	184,394
Derivative instruments (note 11)
Interest rate swap agreements – assets	Level 2	75,618	75,618	55,582	55,582
Interest rate swap agreements – liabilities	Level 2	—	—	(156)	(156)
Foreign currency contracts	Level 2	(13)	(13)	221	221
Cross currency swap agreements – assets	Level 2	4,434	4,434	4,634	4,634
Cross currency swap agreements – liabilities	Level 2	(33,981)	(33,981)	(23,680)	(23,680)
Non-recurring:
Vessel held for sale (note 14)	Level 2	—	—	22,323	22,323
Vessels and equipment (note 14e)	Level 2	—	—	2,000	2,000
Other:
Loans to equity-accounted joint ventures (note 7a)	(i)	96,837	(i)	93,986	(i)
Long-term debt – public (note 8)	Level 1	(185,829)	(193,341)	(194,587)	(203,226)
Long-term debt – non-public (note 8)	Level 2	(834,801)	(834,708)	(873,435)	(875,260)
Obligations related to finance leases (note 5a)	Level 2	(1,694,384)	(1,677,558)	(1,661,992)	(1,652,621)
(i)The advances to equity-accounted joint ventures together with the Company’s equity investments in the joint ventures form the net aggregate carrying value of the Company’s interests in the joint ventures in these unaudited consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.

b) Credit Losses

For a description of the Company's exposure to potential credit losses under ASC 326, see Item 18 – Financial Statements: Note 3b to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2023.

The following table includes the amortized cost basis of the Company’s direct interests in financing receivables and net investment in direct financing and sales-type leases by class of financing receivables and by period of origination and their associated credit quality as at June 30, 2024 and December 31, 2023.

		As at June 30, 2024		As at December 31, 2023
	Period of Origination	Credit Quality Grade (i)	Amortized Cost Basis $	Credit Quality Grade (i)	Amortized Cost Basis $

Direct financing and sales-type leases
Tangguh Hiri and Tangguh Sago	2017 and prior	Performing	283,218	Performing	291,092
Seapeak Bahrain	2018	Performing	202,556	Performing	204,135
Seapeak Creole	2023	Performing	203,378	Performing	204,184
			689,152		699,411
Loans to equity-accounted joint ventures
Bahrain LNG Joint Venture	2017 and prior	Performing	96,837	Performing	93,986
			785,989		793,397

(i)For a description of how the Company's credit quality grades are determined see Item 18 – Financial Statements: Note 3b to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2023. As at June 30, 2024 and December 31, 2023, all direct financing and sales-type leases held by the Company and the Company’s equity-accounted joint ventures had a credit quality grade of performing.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

Changes in the Company's allowance for credit losses for the three and six months ended June 30, 2024 and 2023 are as follows:

	Direct Financing and Sales-Type Leases (i) (ii) $	Direct Financing and Sales-Type Leases and Other within Equity-Accounted Joint Ventures (i) (ii) $	Loans to Equity-Accounted Joint Ventures (i) $	Guarantees of Debt (i) $	Total $
Three and Six Months Ended June 30, 2024
As at January 1, 2024	9,700	22,700	2,100	900	35,400
Provision for (reversal of) potential credit losses	12,900	7,400	100	(100)	20,300
As at March 31, 2024	22,600	30,100	2,200	800	55,700
Provision for (reversal of) potential credit losses	300	(1,500)	100	(100)	(1,200)
As at June 30, 2024	22,900	28,600	2,300	700	54,500

Three and Six Months Ended June 30, 2023
As at January 1, 2023	26,200	36,600	2,900	1,300	67,000
Reversal of potential credit losses	(11,500)	(7,600)	(400)	(100)	(19,600)
As at March 31, 2023	14,700	29,000	2,500	1,200	47,400
Reversal of potential credit losses	(100)	(2,500)	(300)	(300)	(3,200)
As at June 30, 2023	14,600	26,500	2,200	900	44,200

(i)For a description of how the credit loss provision for direct financing and sales-type leases, direct financing and sales-type leases and other within equity-accounted joint ventures, loans to equity-accounted joint ventures and guarantees of debt was determined for the three and six months ended June 30, 2024 and 2023, see Item 18 – Financial Statements: Note 3b to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2023.

(ii)The changes in credit loss provision of $0.3 million and $13.2 million for the Company's consolidated vessels' direct financing and sales-type leases for the three and six months ended June 30, 2024, respectively ($(0.1) million and $(11.6) million for the three and six months ended June 30, 2023, respectively), were included in other (expense) income in the Company's consolidated statements of income. The change in the credit loss provision for the six months ended June 30, 2024 primarily reflects a decrease in the estimated charter-free valuations for certain types of its liquefied natural gas (or LNG) carriers at the end of their time-charter contracts which are accounted for as direct financing and sales-type leases in the Company's consolidated balance sheets. These estimated future charter-free values are subject to change based on the underlying LNG shipping market fundamentals.

The changes in credit loss provision of $(1.5) million and $5.9 million for the three and six months ended June 30, 2024, respectively ($(2.5) million and $(10.1) million for the three and six months ended June 30, 2023, respectively), relating to the direct financing and sales-type leases and other within the Company's equity-accounted joint ventures were included in equity income in the Company's consolidated statements of income. The change in the credit loss provision for the six months ended June 30, 2024 primarily reflects a decrease in the estimated charter-free valuations for certain types of LNG carriers at the end of their time-charter contracts, which are accounted for as direct financing and sales-type leases within investments in equity-accounted joint ventures in the Company's consolidated balance sheets.
The changes in the credit loss provision for the Company's consolidated vessels and the vessels within the Company's equity-accounted joint ventures for the six months ended June 30, 2024 do not reflect any material change in expectations of the charterers' ability to make their time-charter hire payments as they come due compared to the beginning of the period.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

4.    Segment Reporting

The following tables include results for the Company’s segments for the periods presented in these unaudited consolidated financial statements.

	Three Months Ended June 30,
	2024			2023
	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Voyage revenues	140,394	35,108	175,502	144,598	39,384	183,982
Voyage recoveries (expenses)	654	(2,756)	(2,102)	(1,093)	(3,148)	(4,241)
Vessel operating expenses	(45,038)	(12,121)	(57,159)	(45,977)	(13,018)	(58,995)
Time-charter hire expenses	—	(2,128)	(2,128)	—	(2,233)	(2,233)
Depreciation and amortization	(27,441)	(7,769)	(35,210)	(27,743)	(8,615)	(36,358)
General and administrative expenses (i)	(5,779)	(1,098)	(6,877)	(6,640)	(994)	(7,634)
Gain on sales of vessels (notes 14)	—	267	267	499	38	537
Income from vessel operations	62,790	9,503	72,293	63,644	11,414	75,058
Equity income (note 7)	22,745	11,819	34,564	38,266	5,247	43,513

	Six Months Ended June 30,
	2024			2023
	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Voyage revenues	280,392	74,227	354,619	286,144	83,008	369,152
Voyage expenses	(438)	(5,049)	(5,487)	(3,243)	(8,174)	(11,417)
Vessel operating expenses	(88,737)	(24,257)	(112,994)	(89,337)	(27,294)	(116,631)
Time-charter hire expenses	—	(4,301)	(4,301)	—	(4,490)	(4,490)
Depreciation and amortization	(54,837)	(15,366)	(70,203)	(56,060)	(17,220)	(73,280)
General and administrative expenses (i)	(12,457)	(2,995)	(15,452)	(13,488)	(2,711)	(16,199)
Gain (loss) on sales and (write-down) of vessels (notes 6 and 14)	—	971	971	35,819	189	36,008
Income from vessel operations	123,923	23,230	147,153	159,835	23,308	183,143
Equity income (note 7)	45,692	18,810	64,502	67,642	8,981	76,623
(i) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
A reconciliation of total segment assets to consolidated total assets presented in the Company's consolidated balance sheets is as follows:

	June 30, 2024	December 31, 2023
	$	$
Total assets of the LNG segment	4,561,617	4,601,919
Total assets of the NGL segment	869,223	891,273
Unallocated:
Cash and cash equivalents	151,013	168,409
Consolidated total assets	5,581,853	5,661,601

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

5.    Chartered-in Vessels

a)Obligations related to Finance Leases

	June 30, 2024	December 31, 2023
	$	$
Total obligations related to finance leases	1,694,384	1,661,992
Less current portion	(284,499)	(180,206)
Long-term obligations related to finance leases	1,409,885	1,481,786

As at June 30, 2024 and December 31, 2023, the Company was a party to finance leases on nine LNG carriers and 10 natural gas liquid (or NGL) carriers. These nine LNG carriers and 10 NGL carriers were sold by the Company to third parties (or Lessors) and leased back under 5.5 to 15-year bareboat charter contracts ending in 2026 through to 2035. At inception of these leases, the weighted-average interest rate implicit in these leases was 5.9%. The bareboat charter contracts are presented as obligations related to finance leases on the Company's consolidated balance sheets.

The obligations under the bareboat charters for the nine LNG carriers and five of the NGL carriers are guaranteed by the Company. The obligations under the bareboat charters for five other NGL carriers, which are in the process of being refinanced, are guaranteed only by operating subsidiaries of the Company. The guarantee agreements of the Company require it to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage. As at June 30, 2024, the Company was in compliance with all covenants in respect of the bareboat charters it guarantees. As described in more detail below, the five NGL carriers which are guaranteed by operating subsidiaries of the Company, and are non-recourse to the Company, were not in compliance with certain covenants.

As at June 30, 2024, in respect of the following bareboat charters, the Company was in non-compliance with its undertaking to provide the audited consolidated financial statements for Greenship Gas Trust as at and for the year ended December 31, 2023 because the Company was in the process of repurchasing and refinancing such vessels. The non-compliance of these five bareboat arrangements does not impact any other of the Company's financing arrangements, as they are non-recourse to the Company. All amounts related to such charters are included as current at the balance sheet date:

•During February 2024, the Company gave notice to exercise its repurchase options to acquire two of its NGL carriers, the Ineos Inuition and the Ineos Invention, for a total cost of $75.2 million. The Company expects to complete these repurchases and enter into new financing arrangements for these vessels in August 2024.

•During July 2024, the Company gave notice to exercise its repurchase options to acquire three of its NGL carriers, the Ineos Insight, Ineos Ingenuity, and Ineos Intrepid, for a total cost of $93.6 million. The Company expects to complete these repurchases and enter into new financing arrangements in August 2024 to October 2024.

As at June 30, 2024, the remaining commitments related to the financial liabilities of these nine LNG carriers and 10 NGL carriers, including the amounts to be paid to repurchase the vessels pursuant to the applicable finance leases, approximated $2.1 billion, including imputed interest of $414.5 million, repayable through 2035, as indicated below:

Commitments as at June 30, 2024
Year	$
Remainder of 2024	275,649
2025	194,680
2026	276,224
2027	344,521
2028	315,440
Thereafter	702,361
During the first quarter of 2024, the Company exercised its repurchase options to acquire three of its NGL carriers, the Ineos Marlin, the Ineos Inspiration, and the Ineos Independence, for a total cost of $132.5 million. As a result of the repurchases, the Company recognized a gain of $6.2 million, which is included in other (expense) income in the Company's consolidated statement of income for the six months ended June 30, 2024. Immediately following the repurchases, the Company entered into new financing arrangements whereby it sold the vessels to third parties for a total of $204.0 million and chartered the vessels back for 5.5 to 8-year periods, under bareboat charter contracts. The quarterly charter-hire payments to be made by the Company consist of a fixed amount plus variable amounts based on the Secured Overnight Finance Rate (or SOFR) plus a margin. The Company has options to repurchase the vessels at the end of the lease terms for a total cost of $109.3 million.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

During June 2024, the Company refinanced the Seapeak Oak LNG carrier by acquiring the vessel from its original Lessor for a total cost of $120.8 million, and then selling the vessel to another Lessor for $145.3 million, and leasing it back for a period of 8 years. As a result of this refinancing transaction, the Company recognized a loss of $2.7 million on the extinguishment of the original financing arrangement, which is included in other (expense) income in the Company's consolidated statements of income for the three and six months ended June 30, 2024. The quarterly charter-hire payments to be made by the Company consist of a fixed amount plus variable amounts based on SOFR plus a margin. The Company is obligated to repurchase the vessel at the end of the lease term for $45.0 million.

b)Operating Leases

As at June 30, 2024 and December 31, 2023, the Company had in-chartered six liquefied petroleum gas (or LPG) carriers under bareboat charter contracts from a third party until December 2024.

A maturity analysis of the Company's operating lease liabilities from its bareboat charter contracts as at June 30, 2024 is as follows:

Lease Commitment
$
Payments:
Remainder of 2024	5,052
Less imputed interest	(98)
Current portion of operating lease liabilities	4,954

6.    Revenue

The Company’s primary source of revenue is from chartering its vessels to its customers. The Company primarily utilizes two forms of contracts consisting of time-charter contracts and voyage charter contracts. The Company also generates revenue from the management and operation of vessels and the Bahrain LNG import terminal owned by the Company's equity-accounted joint ventures, as well as providing corporate management services to certain of these entities. Such services may include the arrangement of third-party goods and services for the vessel’s owner. For a description of these contracts, see Item 18 – Financial Statements: Note 6 in the Company's audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2023.

Revenue Table

The following tables contain the Company’s revenue for the three and six months ended June 30, 2024 and 2023, by contract type and by segment.

	Three Months Ended June 30,
	2024			2023
	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Time charters	115,635	32,765	148,400	122,448	32,827	155,275
Voyage charters	—	2,343	2,343	—	6,557	6,557
Management fees and other income	24,759	—	24,759	22,150	—	22,150
	140,394	35,108	175,502	144,598	39,384	183,982

	Six Months Ended June 30,
	2024			2023
	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Time charters	231,505	66,638	298,143	241,742	68,748	310,490
Voyage charters	—	7,589	7,589	—	14,260	14,260
Management fees and other income	48,887	—	48,887	44,402	—	44,402
	280,392	74,227	354,619	286,144	83,008	369,152

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

The following table contains the Company’s revenue for the three and six months ended June 30, 2024 and 2023, by contracts or components of contracts accounted for as leases and those not accounted for as leases:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Lease revenue
Lease revenue from lease payments of operating leases	124,878	141,749	253,802	285,169
Interest income on lease receivables	15,639	16,086	31,387	29,590
Variable lease payments - cost reimbursements(i)	1,059	1,377	2,239	2,765
	141,576	159,212	287,428	317,524
Non-lease revenue
Non-lease revenue - related to direct financing and sales-type leases	9,167	2,620	18,304	7,226
Management fees and other income	24,759	22,150	48,887	44,402
	33,926	24,770	67,191	51,628
Total	175,502	183,982	354,619	369,152

(i)Reimbursements for vessel operating expenditures and dry-docking expenditures received from the Company's customers relating to such costs incurred by the Company to operate the vessel for the customer pursuant to charter contracts accounted for as operating leases.

Net Investments in Direct Financing and Sales-Type Leases

As at June 30, 2024 and December 31, 2023, the Company had four LNG carriers, excluding the vessels in its equity-accounted joint ventures, that are accounted for as direct financing and sales-type leases.

For a description of the Company's LNG carriers accounted for as direct financing leases and sales-type leases at December 31, 2023, see Item 18 – Financial Statements: Note 6 to the Company's audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2023. In February 2023, the Seapeak Creole commenced a 23-year time-charter contract. The time-charter contract is being accounted for as a sales-type lease. As a result, upon commencement of the time-charter contract the carrying value of the vessel was derecognized and a net investment in sales-type lease was recognized based on its estimated fair value from third party appraisals, resulting in a gain of $43.8 million being recognized during the six months ended June 30, 2023. The gain is included in gain (loss) on sales and (write-down) of vessels in the Company's consolidated statement of income for the six months ended June 30, 2023.

As at June 30, 2024, estimated lease payments to be received by the Company related to its direct financing and sales-type leases in each of the next five years were approximately $42.0 million (remainder of 2024), $83.6 million (2025), $82.3 million (2026), $83.6 million (2027), $78.9 million (2028) and an aggregate of $612.7 million thereafter. Two leases are expected to end in 2028, one lease is scheduled to end in 2039 and the remaining lease is scheduled to end in 2046.

Operating Leases

As at June 30, 2024, the minimum scheduled future rentals to be received by the Company in each of the next five years for the lease and non-lease elements related to charters that were accounted for as operating leases are approximately $252.9 million (remainder of 2024), $424.9 million (2025), $371.6 million (2026), $186.5 million (2027), and $149.7 million (2028). Minimum scheduled future rentals on operating lease contracts do not include rentals from vessels in the Company’s equity-accounted joint ventures, rentals from unexercised option periods of contracts that existed on June 30, 2024, variable or contingent rentals, or rentals from contracts which were entered into or commenced after June 30, 2024. Therefore, the minimum scheduled future rentals on operating leases should not be construed to reflect total charter hire revenues for any of these five years.

Contract Liabilities

As at June 30, 2024, the Company had $33.7 million of advanced payments recognized as contract liabilities included in unearned revenue (December 31, 2023 – $43.6 million, June 30, 2023 – $41.2 million and December 31, 2022 – $41.0 million). The Company recognized $27.7 million and $43.7 million of revenue for the three months ended June 30, 2024 and 2023, respectively, that was recognized as a contract liability at the beginning of such three-month periods. The Company recognized $43.6 million and $41.0 million of revenue for the six months ended June 30, 2024 and 2023, respectively, that was recognized as a contract liability at the beginning of such six-month periods.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

7.    Equity-Accounted Joint Ventures

For a description of the Company's equity-accounted joint ventures, see Item 18 - Financial Statements: Note 7a in the Company's audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2023.

The Company's potential credit losses associated with its equity-accounted joint ventures are described in Note 3b and are excluded from the amounts in this note.

Distributions received from equity-accounted joint ventures are presented in the Company’s consolidated statements of cash flows as a cash inflow from operating activities or a cash inflow from investing activities, depending on whether the nature of the activity or activities of the equity-accounted joint venture that generated the distribution was a return on investment (classified as a cash inflow from operating activities) or a return of investment (classified as a cash inflow from investing activities). The Company's consolidated statement of cash flows for the three months ended March 31, 2024 included an overstatement of equity income, net of distributions received of $30.0 million (operating activities) and an understatement of capital returned from equity-accounted joint ventures of $30.0 million (investing activities). A correction has been reflected in the Company's consolidated statement of cash flows for the six months ended June 30, 2024 to reclassify the $30.0 million in distributions received during the three months ended March 31, 2024 that were investing in nature.

a)    As of June 30, 2024 and December 31, 2023, the Company had advanced $73.4 million to the Bahrain LNG Joint Venture, in which the Company has a 30% ownership interest. These advances bear interest at an annual rate of 6.0%. For the three and six months ended June 30, 2024, interest earned on these advances amounted to $1.4 million and $2.8 million, respectively (three and six months ended June 30, 2023 - $1.4 million and $2.7 million, respectively), and is included in interest income in the Company's consolidated statements of income. As of June 30, 2024 and December 31, 2023, the interest receivable on these advances was $23.4 million and $20.6 million, respectively. Both the advances and the accrued interest on these advances were included in investments in and advances to equity-accounted joint ventures, net in the Company’s consolidated balance sheets.

b)    The Company guarantees its proportionate share of certain loan facilities and obligations on interest rate swaps for certain of its equity-accounted joint ventures for which the aggregate principal amount of the loan facilities and fair value of the interest rate swaps as at June 30, 2024 was $846.0 million. As at June 30, 2024, the Company's equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that the Company guarantees.

8.    Long-Term Debt

	June 30, 2024	December 31, 2023
	$	$
U.S. Dollar-denominated Revolving Credit Facility due in 2026	200,000	190,000
U.S. Dollar-denominated Term Loans and Bonds due from 2026 to 2030	622,005	662,255
Norwegian Krone-denominated Bonds due from 2025 to 2026	187,286	196,610
Euro-denominated Term Loan due in 2024	18,707	27,409
Total principal	1,027,998	1,076,274
Unamortized discount and debt issuance costs	(7,368)	(8,252)
Total debt	1,020,630	1,068,022
Less current portion	(108,914)	(107,820)
Long-term debt	911,716	960,202

As at June 30, 2024, the Company had one revolving credit facility available, which provided for borrowings of up to $350.0 million (December 31, 2023 - $350.0 million), of which $150.0 million (December 31, 2023 – $160.0 million) was undrawn. Interest payments are based on SOFR plus a margin of 1.45%. In June 2025, the borrowing capacity of the revolving credit facility is scheduled to be reduced by $15.0 million and the revolving credit facility is scheduled to mature in June 2026. The revolving credit facility is unsecured and may be used by the Company for general company purposes.

As at June 30, 2024, the Company had five U.S. Dollar-denominated term loans and bonds outstanding, which totaled $622.0 million in aggregate principal amount (December 31, 2023 – $662.3 million). Interest payments on these term loans are based on SOFR plus an additional amount consisting of a margin and a credit adjustment spread, where such additional amount ranged from 2.00% to 3.45%, and interest payments on the bonds are fixed and range from 4.11% to 4.41%. The five combined term loans and bonds require quarterly interest and principal payments and three have balloon or bullet repayments due at maturity. The term loans and bonds are collateralized by first-priority mortgages on the eight Company vessels to which the loans and bonds relate, together with certain other related security. In addition, as at June 30, 2024, all of the outstanding term loans were guaranteed by either the Company or the ship-owning entities within the RasGas II Joint Venture, in which the Company has a 70% ownership interest.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

As at June 30, 2024 and December 31, 2023, the Company had Norwegian Krone (or NOK) 2.0 billion of senior unsecured bonds in the Norwegian bond market that mature through 2026. As at June 30, 2024, the total amount of the bonds, which are listed on the Oslo Stock Exchange, was $187.3 million (December 31, 2023 – $196.6 million). The interest payments on the bonds are based on Norwegian Interbank Offered Rate (or NIBOR) plus a margin, where margins ranged from 4.90% to 5.15%. The Company entered into cross currency rate swaps, to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.74% to 6.37% and the transfer of principal fixed at $229.0 million upon maturity in exchange for NOK 2.0 billion (see Note 11).

As at June 30, 2024, the Company had one Euro-denominated term loan outstanding, which totaled 17.5 million Euros ($18.7 million) (December 31, 2023 – 24.8 million Euros ($27.4 million)). Interest payments are based on the Euro Interbank Offered Rate (or EURIBOR) where EURIBOR is limited to zero or above zero values, plus a margin of 1.95%. The term loan requires semi-annual interest and principal payments. The term loan matures in December 2024. The term loan is collateralized by a first-priority mortgage on the one Company vessel to which the loan relates, together with certain other related security and is guaranteed by the Company.

The weighted-average interest rates for the Company’s long-term debt outstanding without the effect of related interest swaps as at June 30, 2024 and December 31, 2023 were 7.50% and 7.59%, respectively. The Company uses swaps to economically hedge certain of its floating-rate debt (see Note 11). The weighted-average interest rates including related interest rate swaps were 5.76% and 5.82% as at June 30, 2024 and December 31, 2023, respectively.

The Euro-denominated term loan and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loan and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the Company incurred foreign exchange gains (losses) of $0.6 million and $1.3 million for the three and six months ended June 30, 2024, respectively ($2.6 million and ($1.8) million for the three and six months ended June 30, 2023, respectively).

The aggregate annual long-term debt principal repayments required under the Company's revolving credit facility, loans and bonds subsequent to June 30, 2024 are $59.1 million (remainder of 2024), $185.1 million (2025), $504.1 million (2026), $54.8 million (2027), $54.8 million (2028) and $170.1 million (thereafter).

Certain loan agreements require that (a) the Company maintain minimum levels of tangible net worth and aggregate liquidity, (b) the Company maintain certain ratios of vessel values related to the relevant outstanding loan principal balance, (c) the Company not exceed a maximum amount of leverage, and (d) certain of the Company’s subsidiaries maintain restricted cash deposits. As at June 30, 2024, the Company had three credit facilities with an aggregate outstanding loan balance of $350.1 million that require it to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios of 110%, 120%, and 120%, which as at June 30, 2024, were 154%, 141%, and 183%, respectively. The vessel values used in calculating these ratios are the appraised values provided by third parties, where available, or prepared by the Company based on second-hand sale and purchase market data. Since vessel values can be volatile, the Company’s estimates of market value may not be indicative of either the current or future prices that could be obtained if the Company sold any of the vessels. The Company’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Company's subsidiaries are in default under their term loans and, in addition, one of the term loans in the RasGas II Joint Venture requires it to satisfy a minimum vessel value to outstanding loan principal balance ratio to pay dividends. As at June 30, 2024, the Company was in compliance with all covenants relating to the Company’s credit facilities and other long-term debt.

9.    Income Tax Recovery (Expense)

The components of the provision for income tax recovery (expense) are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Current	—	(2,810)	(168)	(3,374)
Deferred	497	(1,171)	847	(2,212)
Income tax recovery (expense)	497	(3,981)	679	(5,586)

Included in the Company's current income tax recovery (expense) are provisions for uncertain tax positions relating to freight taxes. The Company does not presently anticipate that its provisions for these uncertain tax positions will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include additional legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

10.    Related Party Transactions

a)     The following table and related footnotes provide information about certain of the Company's related party transactions for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Voyage revenues (i)(ii)	32,458	28,974	64,751	58,677
Equity income (iii)	596	603	1,205	1,199
(i)In September 2018, the Company’s Floating Storage Unit, the Seapeak Bahrain, commenced its 21-year charter contract with the Bahrain LNG Joint Venture. Voyage revenues from the charter of the Seapeak Bahrain to the Bahrain LNG Joint Venture for the three and six months ended June 30, 2024 amounted to $7.7 million and $15.9 million, respectively ($6.8 million and $14.3 million for the three and six months ended June 30, 2023, respectively). In addition, the Company has an operation and maintenance contract with the Bahrain LNG Joint Venture relating to the LNG regasification terminal in Bahrain. Fees recognized in relation to the operation and maintenance contract from the Bahrain LNG Joint Venture for the three and six months ended June 30, 2024 were $5.1 million and $9.0 million, respectively ($2.4 million and $4.9 million for the three and six months ended June 30, 2023, respectively), and are included in voyage revenues in the Company's consolidated statements of income.

(ii)The Company provides ship management and corporate services to certain of its equity-accounted joint ventures that own and operate LNG carriers on long-term charters. In addition, the Company is reimbursed for costs incurred by the Company for its seafarers operating these LNG carriers. During the three and six months ended June 30, 2024, the Company earned management fees and cost reimbursements pursuant to these management agreements of $19.7 million and $39.9 million, respectively ($19.8 million and $39.5 million for the three and six months ended June 30, 2023, respectively), which are included in voyage revenues in the Company's consolidated statements of income.

(iii)During the three and six months ended June 30, 2024 and 2023, the Company charged fees of $0.6 million and $1.2 million to the Yamal LNG Joint Venture relating to the successful bid process for the construction and chartering of six ARC7 LNG carriers. The fees are reflected in equity income in the Company’s consolidated statements of income.

b)    As at June 30, 2024 and December 31, 2023, non-interest-bearing advances to affiliates totaled $31.8 million and $22.7 million, respectively, and non-interest-bearing advances from affiliates totaled $6.0 million and $7.3 million, respectively. These advances are unsecured and have no fixed repayment terms.

c)    In February 2023, the Company received an equity contribution of $86.2 million from Stonepeak Partners L.P. (or Stonepeak) in connection with funding the first installment payments for two of the five 174,000-cubic meter M-type, Electronically Controlled, Gas Admission propulsion LNG carriers (or the Samsung LNG Carrier Newbuildings) that the Company ordered in November 2022. On March 8, 2023, the Company issued 11,383,543 common units to Stonepeak based on total equity contributions received in December 2022 and February 2023 of $215.5 million (see Note 15).

d)    For other transactions with the Company's equity-accounted joint ventures not disclosed above, please refer to Note 7.

11.    Derivative Instruments and Hedging Activities

The Company uses derivative instruments in accordance with its overall risk management policy.

Foreign Exchange Risk

From time to time, the Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. As at June 30, 2024, the Company was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency	Average Contract Rate(i)	Fair Value / Carrying Amount of Asset (Liability) $	Expected Maturity of Notional Amounts
Currency				2024 $	2025 $
British Pound Sterling	5,500	0.7969	63	3,746	3,155
Canadian Dollar	9,600	1.3536	(76)	3,550	3,542
			(13)	7,296	6,697
(i)Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

The Company entered into cross currency swaps concurrently with the issuance of its NOK-denominated senior unsecured bonds (see Note 8), and pursuant to these swaps, the Company receives the principal amount in NOK on maturity dates of the swaps in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Company’s NOK-denominated bonds due in 2025 and 2026, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross currency swaps as at June 30, 2024.

		Floating Rate Receivable
Principal Amount NOK	Principal Amount $	Reference Rate	Margin	Fixed Rate Payable	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (Years)
1,000,000	112,000	NIBOR	5.15%	5.74%	(13,053)	1.2
1,000,000	117,000	NIBOR	4.90%	6.37%	(16,493)	2.4
					(29,546)

Interest Rate Risk

The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on certain of its outstanding floating-rate debt.

As at June 30, 2024, the Company was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (i)
U.S. Dollar-denominated interest rate swaps (ii)(iii)	SOFR	612,767	42,497	2.4	1.4%
U.S. Dollar-denominated interest rate swaps (iv)(v)(vi)	SOFR	107,725	33,121	1.6	3.0%
			75,618

(i)Excludes an additional amount consisting of the margins and the credit adjustment spreads the Company pays on its floating-rate term loans, which, at June 30, 2024, ranged from 2.00% to 3.45%.
(ii)Principal amount reduces quarterly.
(iii)Two interest rate swaps are subject to mandatory early termination in September 2024 whereby the swaps will be settled based on their fair value at that time.
(iv)Principal amount reduces monthly.
(v)Forward-starting interest rate swaps with inception dates ranging from September 2025 to June 2026.
(vi)These interest rate swaps are subject to mandatory early termination in 2025 and 2026 whereby the swaps will be settled based on their fair value at that time.

As at June 30, 2024, the Company had multiple interest rate swaps, cross currency swaps and foreign currency forward contracts with the same counterparty that are subject to the same master agreement. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these derivative instruments is presented on a gross basis in the Company’s consolidated balance sheets. As at June 30, 2024, these derivative instruments had an aggregate fair value asset of $75.0 million (December 31, 2023 – $55.4 million) and an aggregate fair value liability of $21.4 million (December 31, 2023 – $13.1 million). As at June 30, 2024, the Company had $5.7 million (December 31, 2023 – $3.0 million) of cash on deposit as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash – long-term on the Company's consolidated balance sheets.

Credit Risk

The Company is exposed to credit loss in the event of non-performance by the counterparties to its derivative instruments. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, derivative instruments are entered into with different counterparties to reduce concentration risk.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

The following table presents the classification and fair value amounts of derivative instruments (none of which are designated as cash flow hedges), segregated by type of contract, on the Company’s consolidated balance sheets.

	Accounts receivable $	Current portion of derivative assets $	Derivative assets $	Current portion of derivative liabilities $	Derivative liabilities $
As at June 30, 2024
Interest rate swap agreements	2,397	23,285	49,936	—	—
Foreign currency forward contracts	—	—	—	(13)	—
Cross currency swap agreements	383	4,051	—	—	(33,981)
	2,780	27,336	49,936	(13)	(33,981)
As at December 31, 2023
Interest rate swap agreements	2,433	18,022	35,127	—	(156)
Foreign currency forward contracts	—	221	—	—	—
Cross currency swap agreements	480	4,154	—	—	(23,680)
	2,913	22,397	35,127	—	(23,836)

Realized and unrealized gains (losses) relating to non-designated interest rate swap agreements and foreign currency forward contracts are recognized in earnings and reported in realized and unrealized gain on non-designated derivative instruments in the Company’s consolidated statements of income. The effect of the gain (loss) on these derivatives on the Company’s consolidated statements of income is as follows:

	Three Months Ended June 30,
	2024			2023
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Interest rate swap agreements	6,124	2,061	8,185	4,808	20,450	25,258
Foreign currency forward contracts	(77)	59	(18)	153	46	199
	6,047	2,120	8,167	4,961	20,496	25,457

	Six Months Ended June 30,
	2024			2023
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Interest rate swap agreements	11,528	20,228	31,756	8,883	10,598	19,481
Foreign currency forward contracts	8	(234)	(226)	314	15	329
	11,536	19,994	31,530	9,197	10,613	19,810

Realized and unrealized gains (losses) relating to cross currency swap agreements are recognized in earnings and reported in foreign currency exchange gain (loss) in the Company’s consolidated statements of income. The effect of the gain (loss) on these derivatives on the Company's consolidated statements of income is as follows:

	Three Months Ended June 30,
	2024			2023
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Cross currency swap agreements	1,061	2,123	3,184	46	(5,175)	(5,129)

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

	Six Months Ended June 30,
	2024			2023
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Cross currency swap agreements	2,186	(10,404)	(8,218)	318	(27,967)	(27,649)
For the periods indicated, the following table presents the amounts of losses reclassified from accumulated other comprehensive income (or OCI) to interest expense for interest rate swaps previously dedesignated but for which the hedged forecasted transaction remains probable as cash flow hedges (excluding such agreements in equity-accounted investments):

Amount of Loss Reclassified from Accumulated OCI to Interest Expense
Three Months Ended June 30,
2024	2023
$	$
(185)	(344)

Amount of Loss Reclassified from Accumulated OCI to Interest Expense
Six Months Ended June 30,
2024	2023
$	$
(382)	(729)

12.    Commitments and Contingencies

(a)During November 2022, the Company entered into contracts with Samsung Heavy Industries Co., Ltd. for the construction of five Samsung LNG Carrier Newbuildings that have a total fully built-up cost of $1.2 billion and are scheduled for delivery throughout 2027. As at June 30, 2024, costs incurred under these newbuilding contracts totaled $235.9 million and the estimated remaining costs to be incurred are $11.0 million (remainder of 2024), $60.3 million (2025), $246.0 million (2026), and $643.8 million (2027). The Company intends to finance the remaining estimated costs with its existing liquidity and future operating cash flow, as well as long-term debt financing to be arranged for the vessels prior to their scheduled deliveries.

(b)During August 2022, the Company's 50%-owned Exmar LPG Joint Venture entered into contracts with Hyundai Mipo Dockyard Co., Ltd. (or HMD) for the construction of two 45,000-cubic meter LPG-fueled LPG carriers for scheduled deliveries in 2024 and 2025, respectively. In March 2023, the Exmar LPG Joint Venture entered into contracts with HMD for the construction of two 45,000-cubic meter ammonia capable dual-fueled LPG carriers for scheduled deliveries in 2026. In March 2024, the Exmar LPG Joint Venture entered into contracts with HMD for the construction of two additional 45,000-cubic meter ammonia capable dual-fueled LPG carriers with scheduled deliveries in late-2026. The Company's proportionate share of the total fully built-up cost of these six vessels is approximately $249.3 million. As at June 30, 2024, the Company's proportionate share of costs incurred under these newbuilding contracts totaled $51.6 million and the estimated remaining costs to be incurred are $19.1 million (remainder of 2024), $91.0 million (2025), and $87.5 million (2026).

(c)The Company has a 30% ownership interest in the Bahrain LNG Joint Venture which has an LNG receiving and regasification terminal in Bahrain. As at June 30, 2024, the Company's proportionate share of the estimated final construction installment on the LNG terminal is $11.3 million and is expected to be incurred in late-2024. The Bahrain LNG Joint Venture intends to finance the final construction installment through its existing undrawn financing, of which $7.2 million relates to the Company's proportionate share, its existing liquidity, and its future operating cash flow.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

(d)The Company owns 70% of the Tangguh Joint Venture, which is a party to operating leases whereby the Tangguh Joint Venture is leasing the Tangguh Hiri and Tangguh Sago LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. The Company’s minimum charter hire payments to be paid and received under these leases are described in more detail in Item 18 – Financial Statements: Note 14e to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2023. Under the terms of the leasing arrangement for the Tangguh LNG Carriers, whereby the Tangguh Joint Venture is the lessee, the lessor claims tax depreciation on its lease of these vessels. As is typical in these types of leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. The UK corporate income tax rate increased from 19% to 25%, effective April 1, 2023. Consequently, the sublease payments the Company estimates that the Tangguh Joint Venture will pay in aggregate each year to lease the vessels back increased from $23.9 million to $27.5 million. As at June 30, 2024, the carrying amount of this estimated tax indemnification obligation relating to the leasing arrangement through the Tangguh Joint Venture was $4.0 million (December 31, 2023 – $4.3 million) and was included as part of other long-term liabilities in the consolidated balance sheets of the Company.

(e)Effective January 1, 2024, emissions emitted by the maritime industry have been integrated in the European Union Emissions Trading System (or EU ETS) and will be phased in over a three-year period. Emissions for voyages to or from Europe or within Europe will be included within the scope of EU ETS based on 40% during 2024, 70% during 2025 and 100% in 2026. The Company is obligated to submit Emissions Allowances (or EUAs) for all vessels under its operational management on an annual basis prior to September 30th of each year. The Company recognizes a liability at each period end based on the total number of EUAs required to be submitted based on emissions occurring on or prior to the period end. The obligation to submit EUAs is included in accrued liabilities in the Company’s consolidated balance sheets, if required to be submitted within one year of the balance sheet date, or otherwise in other long-term liabilities. For vessels that the Company manages for its equity-accounted joint ventures, the Company recognizes a concurrent receivable from its equity-accounted joint ventures consisting of the amount of the obligation to submit EUAs. For the Company’s vessels under its management, the Company recognizes a concurrent accrued receivable due from charterers consisting of the portion of the obligation to submit EUAs that the Company is entitled to recover from charterers. The cost of EUAs that cannot be recovered from charterers is reflected within voyage expenses in the Company’s consolidated statements of income. EUAs purchased by the Company or received from charterers are initially recognized as an asset at cost based on their purchase price if acquired by the Company, or their fair value on date of receipt, if received from charterers. EUAs held by the Company are included in other current assets in the Company’s consolidated balance sheets, if required to be submitted within one year of the balance sheet date, or otherwise in other assets. EUAs are derecognized on a first-in-first-out basis upon their submission to the applicable regulatory authority. As at June 30, 2024, the Company had recognized an obligation to submit EUAs of $11.4 million included in other long-term liabilities (measured using the period end EUA spot price), an amount due from equity accounted investees of $8.0 million, included in investments in and advances to equity-accounted joint ventures, net, and an amount due from charterers of $3.4 million, reflected in other assets.

13.    Supplemental Cash Flow Information

The following is a tabular reconciliation of the Company's cash, cash equivalents and restricted cash balances for the periods presented in the Company's consolidated statements of cash flows.

	June 30, 2024	December 31, 2023	June 30, 2023	December 31, 2022
	$	$	$	$
Cash and cash equivalents	151,013	168,409	145,682	215,738
Restricted cash – current	998	2,910	47,370	42,376
Restricted cash – long-term	18,299	13,075	16,026	7,832
	170,310	184,394	209,078	265,946

The Company maintains restricted cash deposits relating to certain term loans, collateral for derivatives (see Note 11), vessels held for sale, obligations related to finance leases and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

14.    Gain (loss) on sales and (write-down) of vessels

a)In February 2023, the Company sold the Seapeak Arctic LNG carrier for net proceeds of $14.9 million resulting in a loss on sale of $1.0 million, which is included in gain (loss) on sales and (write-down) of vessels for the six months ended June 30, 2023 in the Company's consolidated statement of income.

b)In March 2023, the carrying value of the Seapeak Polar LNG carrier was written-down to its estimated fair value, based on the recent sale of a similar vessel, as a result of further changes in the Company's expectations of this vessel's future opportunities subsequent to the completion of its time-charter contract in May 2023. The impairment charge of $7.5 million is included in gain (loss) on sales and (write-down) of vessels for the six months ended June 30, 2023 in the Company's consolidated statement of income. In June 2023, the Seapeak Polar was sold for net proceeds of $14.7 million, resulting in a gain on sale of $0.5 million, which is included in gain (loss) on sales and (write-down) of vessels for the three and six months ended June 30, 2023 in the Company's consolidated statements of income.

c)In March 2023, the Company sold the Seapeak Unikum multi-gas carrier for net proceeds of $24.7 million, resulting in a gain on sale of $0.2 million, which is included in gain (loss) on sales and (write-down) of vessels for the six months ended June 30, 2023 in the Company's consolidated statement of income. In April 2023, the Company sold the Seapeak Vision multi-gas carrier for net proceeds of $24.0 million, which approximated its net book value.

d)In December 2023, the Company signed memorandum of agreements for the sales of the Seapeak Camilla, the Seapeak Cathinka and the Seapeak Napa multi-gas carriers for total net proceeds of $23.6 million. As at December 31, 2023, the vessels were classified as held for sale in the Company's consolidated balance sheet. In February 2024, the Seapeak Napa was delivered to its buyer for net proceeds of $10.4 million, resulting in a gain on sale of $0.5 million, which is included in gain (loss) on sales and (write-down) of vessels for the six months ended June 30, 2024. In March 2024, the Seapeak Cathinka was delivered to its buyer for net proceeds of $6.5 million, resulting in a gain on sale of $0.2 million, which is included in gain (loss) on sales and (write-down) of vessels for the six months ended June 30, 2024. In April 2024, the Seapeak Camilla was delivered to its buyer for net proceeds of $6.7 million, resulting in a gain on sale of $0.3 million, which is included in gain (loss) on sales and (write-down) of vessels for the three and six months ended June 30, 2024 in the Company's consolidated statements of income.

e)In December 2023, the carrying value of the Seapeak Pan multi-gas carrier was written down to its estimated fair value as a result of changes in the Company's expectations of the vessel's future opportunities. The estimated fair value was determined with reference to the selling price from the recent sales of similar vessels, feedback from recent selling efforts relating to the vessel, the condition of the vessel (which was required to undergo a scheduled drydocking in the first quarter of 2024) and prevailing prices for the recycling of vessels. In May 2024, the Company signed a memorandum of agreement for the sale of the Seapeak Pan for net proceeds of $6.5 million. As at June 30, 2024, the vessel was classified as held for sale on the Company's consolidated balance sheet. In August 2024, the Seapeak Pan was delivered to its buyer for net proceeds of $6.5 million (see Note 16).

15.     Total Capital

Common Unit Distributions

On March 25, 2024, the Company declared and paid a cash distribution of $2.0010 per common unit, totaling $200.0 million, to its sole common unitholder, Stonepeak.

Issuance of Common Units

In December 2022 and February 2023, the Company received equity contributions of $129.3 million and $86.2 million, respectively, from Stonepeak in connection with funding the first installment payments for the five Samsung LNG Carrier Newbuildings the Company ordered in November 2022 (see Note 12a). On March 8, 2023, the Company issued 11,383,543 common units to Stonepeak based on total equity contributions received of $215.5 million.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

Preferred Unit Repurchases

In March 2022, the Company established a plan which authorized the repurchase of up to $30.0 million of its Series A and Series B Preferred Units. The following table summarizes the preferred units repurchased during the three and six months ended June 30, 2024 and 2023:

	Three Months Ended June 30,				Six Months Ended June 30,
	2024		2023		2024		2023
	#	$	#	$	#	$	#	$
Series A Preferred Units	—	—	19,130	456	—	—	22,451	535
Series B Preferred Units	—	—	51,225	1,276	—	—	92,331	2,320
	—	—	70,355	1,732		—	114,782	2,855

As at June 30, 2024, the remaining dollar value of Series A and Series B Preferred Units that may be repurchased under the plan was $23.3 million.

16.    Subsequent Events

a) On July 23, 2024, the Company gave notice to exercise its repurchase options to acquire three of its NGL carriers, the Ineos Ingenuity, the Ineos Insight and the Ineos Intrepid, for a total cost of $93.6 million. The Company expects to complete the repurchases and enter into new financing arrangements for these vessels during the second half of 2024.

b) On August 12, 2024, the Company sold and delivered its wholly-owned multi-gas carrier, the Seapeak Pan, to its buyer for net proceeds of $6.5 million.

SEAPEAK LLC AND SUBSIDIARIES
JUNE 30, 2024
PART I – FINANCIAL INFORMATION
ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in "Item 1 – Financial Statements" of this Report on Form 6-K and with our audited consolidated financial statements contained in "Item 18 – Financial Statements" and with "Management’s Discussion and Analysis of Financial Condition and Results of Operations" in "Item 5 – Operating and Financial Review and Prospects" of our Annual Report on Form 20-F for the year ended December 31, 2023. Included in our Annual Report on Form 20-F is important information about items that you should consider when evaluating our results, information about the types of contracts we enter into and certain non-GAAP measures we utilize to measure our performance. Unless otherwise indicated, references in this Report to “we,” “us” and “our” and similar terms refer to Seapeak LLC and its subsidiaries.

OVERVIEW

Seapeak LLC is an international provider of marine transportation services focusing on liquefied natural gas (or LNG) and natural gas liquid (or NGL). Our primary strategy focuses on servicing customers through our fleet of vessels under medium to long-term, fixed-rate charters. We may evaluate and enter into adjacent liquefied gas markets, renewable markets, and other maritime opportunities. In executing our strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that provide increased access to emerging opportunities from global expansion of the LNG and NGL sectors.

SIGNIFICANT DEVELOPMENTS IN 2024

Vessel Sales

In August 2024, we sold the Seapeak Pan multi-gas carrier for net proceeds of $6.5 million.

In April 2024, we sold the Seapeak Camilla multi-gas carrier for net proceeds of $6.7 million.

In March 2024, we sold the Seapeak Cathinka multi-gas carrier for net proceeds of $6.5 million.

In February 2024, we sold the Seapeak Napa multi-gas carrier for net proceeds of $10.4 million.

Russia-Ukraine War
The disruption in the energy markets caused by, and the sanctions announced in response to, the Russia-Ukraine war may adversely impact our business given Russia’s role as a major global exporter of natural gas. Our business could be harmed by trade tariffs, trade embargoes, asset freezes, entity designations or other economic sanctions by the United States, the EU, the United Kingdom or other countries against Russia, Russian companies or the Russian energy sector and harmed by any retaliatory measures by Russia in response. While much uncertainty remains regarding the global impact of the war, it is possible that the hostilities could adversely affect our business, financial condition, results of operations and cash flows. Furthermore, it is possible that third parties with which we have charter contracts or business arrangements may be impacted by the conflict between Russia and Ukraine, which could adversely affect our operations and financial condition. To date, we have not experienced any material adverse operational or financial impact as a result of the Russia-Ukraine war.

RESULTS OF OPERATIONS

The following includes a comparison of the components of our results of operations for the three and six months ended June 30, 2024 as compared to the same periods of the prior year.

Liquefied Natural Gas Segment

As at June 30, 2024, our LNG segment fleet included 49 LNG carriers (including five LNG carriers under construction), and one LNG regasification terminal in Bahrain, in which our interests ranged from 20% to 100%.

The following table compares our LNG segment’s operating results, revenue days, calendar-ship-days and utilization for the three and six months ended June 30, 2024 and 2023, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2024 and 2023 to income from vessel operations, the most directly comparable GAAP financial measure. With the exception of equity income and vessels under construction, all data in this table only includes the 20 LNG carriers that are accounted for under the consolidation method of accounting as at June 30, 2024 and 2023 and the ship management and corporate services we provide to certain of our equity-accounted joint ventures. A comparison of the results from vessels and assets accounted for under the equity method is described later in this section under "Equity Income".

(in thousands of U.S. Dollars, except for days and percentages)	Three Months Ended June 30,		Change	% Change
	2024	2023
Voyage revenues	140,394	144,598	(4,204)	(2.9)
Voyage recoveries (expenses)	654	(1,093)	1,747	(159.8)
Net voyage revenues(i)	141,048	143,505	(2,457)	(1.7)
Vessel operating expenses	(45,038)	(45,977)	939	(2.0)
Depreciation and amortization	(27,441)	(27,743)	302	(1.1)
General and administrative expenses(ii)	(5,779)	(6,640)	861	(13.0)
Gain on sales of vessels	—	499	(499)	(100.0)
Income from vessel operations	62,790	63,644	(854)	(1.3)
Equity income	22,745	38,266	(15,521)	(40.6)
Operating Data:
Calendar-ship-days (B)	1,820	1,910	(90)	(4.7)
Less:
Scheduled dry-docking days	—	8	(8)	(100.0)
Unscheduled off-hire and idle days	42	25	17	68.0
Revenue days (A)	1,778	1,877	(99)	(5.3)
Utilization (A)/(B)	97.7%	98.3%

(in thousands of U.S. Dollars, except for days and percentages)	Six Months Ended June 30,		Change	% Change
	2024	2023
Voyage revenues	280,392	286,144	(5,752)	(2.0)
Voyage expenses	(438)	(3,243)	2,805	(86.5)
Net voyage revenues(i)	279,954	282,901	(2,947)	(1.0)
Vessel operating expenses	(88,737)	(89,337)	600	(0.7)
Depreciation and amortization	(54,837)	(56,060)	1,223	(2.2)
General and administrative expenses(ii)	(12,457)	(13,488)	1,031	(7.6)
Gain (loss) on sales and (write-down) of vessels	—	35,819	(35,819)	(100.0)
Income from vessel operations	123,923	159,835	(35,912)	(22.5)
Equity income	45,692	67,642	(21,950)	(32.5)
Operating Data:
Calendar-ship-days (B)	3,640	3,851	(211)	(5.5)
Less:
Scheduled dry-docking days	—	8	(8)	(100.0)
Unscheduled off-hire and idle days	57	98	(41)	(41.8)
Revenue days (A)	3,583	3,745	(162)	(4.3)
Utilization (A)/(B)	98.4%	97.2%

(i) This is a non-GAAP financial measure; for more information about this measure, including a reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures”.

(ii) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources). See the discussion under “Other Operating Results” below.

For the six months ended June 30, 2024, our LNG segment's total calendar-ship-days were 3,640 compared to 3,851 days for the same period of the prior year. The decrease in total calendar-ship-days is primarily due to the sales of the Seapeak Polar and the Seapeak Arctic LNG carriers in June 2023 and February 2023, respectively.
Net Voyage Revenues. Net voyage revenues decreased by $2.5 million and $2.9 million for the three and six months ended June 30, 2024, compared to the same periods of the prior year, primarily as a result of:
•decreases of $3.1 million and $6.9 million for the three and six months ended June 30, 2024 due to the sale of the Seapeak Polar LNG carrier in June 2023;
•a decrease of $2.4 million for the three months ended June 30, 2024 due to the Seapeak Hispania LNG carrier being temporarily idle between the scheduled completion of its previous charter contract and commencement of its new short-term charter contract; and
•a decrease of $0.7 million for three months ended June 30, 2024 due to a lower charter rate earned by the Seapeak Catalunya LNG carrier upon redeployment in October 2023;
partially offset by:
•increases of $2.5 million and $3.9 million for the three and six months ended June 30, 2024 due to the timing of operating and maintenance cost recoveries from the management and operation of the Bahrain LNG import terminal; and
•an increase of $1.4 million for the three months ended June 30, 2024 due to lower operational claims for certain of our LNG carriers.

Vessel Operating Expenses. Vessel operating expenses decreased by $0.9 million and $0.6 million for the three and six months ended June 30, 2024, compared to the same periods of the prior year, primarily as a result of the sale of the Seapeak Polar LNG carrier in June 2023; partially offset by the timing of repairs and maintenance performed on certain of our LNG carriers.

Depreciation and Amortization. Depreciation and amortization decreased by $0.3 million and $1.2 million for the three and six months ended June 30, 2024, compared to the same periods of the prior year, primarily as a result of the sale of the Seapeak Polar LNG carrier in June 2023; partially offset by an increase in drydock amortization due to drydock additions on certain of our LNG carriers, that completed scheduled dry dockings during 2023.

Gain (loss) on sales and (write-down) of vessels. Gain (loss) on sales and (write-down) of vessels of $0.5 million and $35.8 million for the three and six months ended June 30, 2023 related to:
•a $43.8 million gain recognized upon commencement of the Seapeak Creole LNG carrier's 23-year time-charter contract in February 2023, which was classified as a sales-type lease; and
•a $0.5 million gain on the sale of the Seapeak Polar LNG carrier in June 2023;
partially offset by:
•a $7.5 million write-down of the Seapeak Polar LNG carrier in March 2023 to its estimated fair value as a result of changes in our expectations of this vessel's future opportunities subsequent to the completion of its time-charter contract in May 2023; and
•a $1.0 million loss on the sale of the Seapeak Arctic LNG carrier in February 2023.

Equity Income. Equity income decreased by $15.5 million and $22.0 million for the three and six months ended June 30, 2024, compared to the same periods of the prior year. Included in these decreases are decreases of $1.0 million and $16.0 million for the three and six months ended June 30, 2024 related to changes in our unrealized credit loss provisions recorded in certain of our equity-accounted joint ventures, primarily due to changes in the estimated charter-free vessel fair values for vessels servicing time-charter contracts accounted for as direct financing or sales-type leases; and a decrease of $3.1 million for the three months ended June 30, 2024 due to lower unrealized gains on non-designated derivative instruments during the second quarter of 2024 compared to the same period of the prior year, and an increase of $4.4 million for the six months ended June 30, 2024 due to unrealized gains on non-designated derivative instruments during the first half of 2024 compared to unrealized losses on non-designated derivative instruments during the same period of the prior year primarily due to changes in long-term forward benchmark interest rates. Excluding these changes in unrealized credit loss provisions and unrealized gains (losses) on non-designated derivative instruments, equity income decreased by $11.4 million and $10.4 million for the three and six months ended June 30, 2024, compared to the same periods of the prior year, primarily as a result of:
•decreases of $3.2 million and $3.4 million for the three and six months ended June 30, 2024 from our Yamal Joint Venture primarily due to higher earnings during the first half of 2023 related to an increase in estimated reimbursement of dry-docking expenditures as a result of a projected increase in future dry docking costs;

•decreases of $3.0 million for the three months ended June 30, 2024 from our MALT Joint Venture primarily due to the scheduled dry dockings of certain LNG carriers during the second quarter of 2024;
•decreases of $2.4 million and $4.1 million for the three and six months ended June 30, 2024 from our Bahrain LNG Joint Venture primarily due to an increase in repair activity related to the Bahrain LNG terminal in the first half of 2024;
•decreases of $1.3 million and $2.3 million for the three and six months ended June 30, 2024 from our RasGas III Joint Venture primarily due to revisions to our estimates of operational claims on certain LNG carriers; and
•decreases of $0.7 million and $1.7 million for the three and six months ended June 30, 2024 from our Pan Union LNG Joint Venture primarily due to reimbursements of drydock costs related to the Pan Europe and the Pan Americas LNG carriers during the first half of 2023;
partially offset by:
•an increase of $1.9 million for the six months ended June 30, 2024 from our Excalibur Joint Venture, in which we sold our 50% interest in September 2022, due to the net proceeds received during the first quarter of 2024 from an arbitration award related to the early termination of a charter in 2022.
Natural Gas Liquid Segment
As at June 30, 2024, our NGL segment fleet, which consists of LPG, ethane and multi-gas carriers, included 45 NGL carriers, in which our interests ranged from 25% to 100% (including 11 time chartered-in NGL carriers, six NGL carriers under construction and six time chartered-in NGL carriers under construction).

The following table compares our NGL segment’s operating results, revenue days, calendar-ship-days and utilization for the three and six months ended June 30, 2024 and 2023, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2024 and 2023 to income from vessel operations, the most directly comparable GAAP financial measure. With the exception of equity income, all data in this table only includes 11 wholly-owned NGL carriers and six chartered-in NGL carriers that are accounted for under the consolidation method of accounting as at June 30, 2024 (June 30, 2023 - 14 wholly-owned NGL carriers and six chartered-in NGL carriers). A comparison of the results from vessels and assets accounted for under the equity method are described below under "Equity Income".

(in thousands of U.S. Dollars, except for days and percentages)	Three Months Ended June 30,		Change	% Change
	2024	2023
Voyage revenues	35,108	39,384	(4,276)	(10.9)
Voyage expenses	(2,756)	(3,148)	392	(12.5)
Net voyage revenues(i)	32,352	36,236	(3,884)	(10.7)
Vessel operating expenses	(12,121)	(13,018)	897	(6.9)
Time-charter hire expenses	(2,128)	(2,233)	105	(4.7)
Depreciation and amortization	(7,769)	(8,615)	846	(9.8)
General and administrative expenses(ii)	(1,098)	(994)	(104)	10.5
Gain on sales of vessels	267	38	229	602.6
Income from vessel operations	9,503	11,414	(1,911)	(16.7)
Equity income	11,819	5,247	6,572	125.3
Operating Data:
Calendar-ship-days (B)	1,547	1,820	(273)	(15.0)
Less:
Scheduled dry-docking days	19	—	19	100.0
Unscheduled off-hire and idle days	76	122	(46)	(37.7)
Revenue days (A)	1,452	1,698	(246)	(14.5)
Utilization (A)/(B)	93.9%	93.3%

(in thousands of U.S. Dollars, except for days and percentages)	Six Months Ended June 30,		Change	% Change
	2024	2023
Voyage revenues	74,227	83,008	(8,781)	(10.6)
Voyage expenses	(5,049)	(8,174)	3,125	(38.2)
Net voyage revenues(i)	69,178	74,834	(5,656)	(7.6)
Vessel operating expenses	(24,257)	(27,294)	3,037	(11.1)
Time-charter hire expenses	(4,301)	(4,490)	189	(4.2)
Depreciation and amortization	(15,366)	(17,220)	1,854	(10.8)
General and administrative expenses(ii)	(2,995)	(2,711)	(284)	10.5
Gain on sales of vessels	971	189	782	413.8
Income from vessel operations	23,230	23,308	(78)	(0.3)
Equity income	18,810	8,981	9,829	109.4
Operating Data:
Calendar-ship-days (B)	3,280	3,800	(520)	(13.7)
Less:
Scheduled dry-docking days	46	19	27	142.1
Unscheduled off-hire and idle days	95	230	(135)	(58.7)
Revenue days (A)	3,139	3,551	(412)	(11.6)
Utilization (A)/(B)	95.7%	93.4%
(i) This is a non-GAAP financial measure; for more information about this measure, including a reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures”.

(ii) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources). See the discussion under “Other Operating Results” below.

For the six months ended June 30, 2024, our NGL segment's total calendar-ship-days were 3,280 compared to 3,800 days for the same period of the prior year. The decrease in total calendar-ship-days is due to the sales of the Seapeak Unikum, the Seapeak Vision, the Seapeak Napa, the Seapeak Cathinka and the Seapeak Camilla, in March 2023, April 2023, February 2024, March 2024, and April 2024, respectively.

Net Voyage Revenues. Net voyage revenues decreased by $3.9 million and $5.7 million for the three and six months ended June 30, 2024, compared to the same periods of the prior year, primarily as a result of:

•decreases of $2.4 million and $5.4 million for the three and six months ended June 30, 2024 due to the sales of our multi-gas carriers, the Seapeak Unikum and the Seapeak Vision during 2023 and of the Seapeak Napa, the Seapeak Cathinka, and the Seapeak Camilla during the first half of 2024; and

•decreases of $1.6 million and $0.6 million for the three and six months ended June 30, 2024 due to the scheduled dry docking of one of our NGL carriers during the second quarter of 2024; partially offset by the scheduled dry docking of one of our NGL carriers during the first quarter of 2023.

Vessel Operating Expenses. Vessel operating expenses decreased by $0.9 million and $3.0 million for the three and six months ended June 30, 2024, compared to the same periods of the prior year, primarily as a result of the sales of the Seapeak Unikum and the Seapeak Vision during 2023; and the Seapeak Napa, the Seapeak Cathinka, and the Seapeak Camilla during the first half of 2024.

Depreciation and Amortization. Depreciation and amortization decreased by $0.8 million and $1.9 million for the three and six months ended June 30, 2024, compared to the same periods of the prior year, primarily as a result of the classification of the Seapeak Napa, the Seapeak Cathinka, and the Seapeak Camilla as held for sale from December 31, 2023 until their respective sales in 2024, and the write-down of the Seapeak Pan to its estimated fair value in 2023, as a result of changes in our expectations of the vessel's future opportunities.

Gain on Sales of Vessels. Gain on sales of vessels was $0.3 million and $1.0 million for three and six months ended June 30, 2024, compared to a nominal amount and $0.2 million for the same periods of the prior year. Gain on sales of vessels for the three and six months ended June 30, 2024 relate to:
•$0.7 million gains on the sales of the Seapeak Napa and the Seapeak Cathinka in first quarter of 2024; and
•a $0.3 million gain on the sale of the Seapeak Camilla in the second quarter of 2024.

Equity Income. Equity income from the Exmar LPG Joint Venture increased by $6.6 million and $9.8 million for the three and six months ended June 30, 2024, compared to the same periods of the prior year, primarily as a result of a $6.5 million gain on the sale of the Warinsart LPG carrier during the second quarter of 2024. The increase for the six months ended June 30, 2024 was also due to an increase of $1.7 million related to unrealized gains on non-designated derivative instruments for the first half of 2024 compared to unrealized losses during the same period of the prior year primarily due to changes in long-term forward benchmark interest rates, and a $1.7 million decrease in interest expense for the first half of 2024 primarily due to lower debt balances as a result of scheduled repayments.

Other Operating Results
The following table compares our other operating results for the three and six months ended June 30, 2024 and 2023:

	Three Months Ended June 30,		Change	% Change
(in thousands of U.S. Dollars)	2024	2023
General and administrative expenses	(6,877)	(7,634)	757	(9.9)
Interest expense	(45,516)	(46,088)	572	(1.2)
Interest income	3,542	2,718	824	30.3
Realized and unrealized gain on non-designated derivative instruments	8,167	25,457	(17,290)	(67.9)
Foreign currency exchange gain	591	2,618	(2,027)	(77.4)
Other (expense) income	(2,715)	648	(3,363)	(519.0)
Income tax recovery (expense)	497	(3,981)	4,478	(112.5)
Other comprehensive income	83	12,930	(12,847)	(99.4)

	Six Months Ended June 30,		Change	% Change
(in thousands of U.S. Dollars)	2024	2023
General and administrative expenses	(15,452)	(16,199)	747	(4.6)
Interest expense	(89,204)	(93,421)	4,217	(4.5)
Interest income	6,866	5,369	1,497	27.9
Realized and unrealized gain on non-designated derivative instruments	31,530	19,810	11,720	59.2
Foreign currency exchange gain (loss)	1,304	(1,792)	3,096	(172.8)
Other (expense) income	(9,542)	13,737	(23,279)	(169.5)
Income tax recovery (expense)	679	(5,586)	6,265	(112.2)
Other comprehensive income	9,528	1,826	7,702	421.8

Interest Expense. Interest expense was $45.5 million and $89.2 million for the three and six months ended June 30, 2024, as compared to $46.1 million and $93.4 million for the same periods of the prior year. Interest expense primarily reflects interest incurred on our long-term debt and obligations related to finance leases. The decreases were primarily due to lower debt balances as a result of scheduled repayments, including the maturity of certain of our NOK-denominated bonds in August 2023, partially offset by increases in floating interest rates for the three and six months ended June 30, 2024, compared to the same periods of the prior year.

Interest Income. Interest income was $3.5 million and $6.9 million for the three and six months ended June 30, 2024, as compared to $2.7 million and $5.4 million for the same periods of the prior year. The increases were primarily due to higher term deposit balances during the first half of 2024.
Realized and Unrealized Gain on Non-designated Derivative Instruments. We have entered into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce exposure to interest rate variability on certain of our outstanding U.S. Dollar-denominated and Euro-denominated floating rate debt. Our interest rate swaps typically require settlements every three months and the receipt of floating interest is based on the prevailing SOFR (or, previously, LIBOR) rate at the beginning of the settlement period. "Item 1 – Financial Statements: Note 11 – Derivative Instruments and Hedging Activities" provides details of our current derivative positions and a breakdown of realized and unrealized gains relating to these non-designated interest rate swap agreements for the three and six months ended June 30, 2024 and 2023. Realized gains (losses) during a period reflect prevailing SOFR or LIBOR rates that are higher (lower) than the average fixed rates of our interest rate swaps. Unrealized gains (losses) will primarily reflect an increase (decrease) in the long-term SOFR or LIBOR yield curve during each relevant period. Realized and unrealized gain on non-designated derivative instruments were $8.2 million and $31.5 million for the three and six months ended June 30, 2024 compared to $25.5 million and $19.8 million for the same periods of the prior year, primarily due to changes in the prevailing and forward SOFR and LIBOR rates during these periods.

Foreign Currency Exchange Gain (Loss). Foreign currency exchange gain (loss) was $0.6 million and $1.3 million for the three and six months ended June 30, 2024, as compared to $2.6 million and $(1.8) million for the same periods of the prior year. These foreign currency exchange gains and losses were primarily due to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans for financial reporting purposes into U.S. Dollars, net of the realized and unrealized gains and losses on our cross currency swaps. Gains and losses on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger (gains) or weaker (losses) U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Our cross currency swaps economically hedge all of the foreign currency and interest rate exposure on our NOK-denominated debt. Our Euro-denominated debt was used to purchase two vessels that are on long-term charters which entitle us to payment of charter-hire in Euros. As such, our Euro-denominated debt is being repaid with these fixed Euro charter hire receipts and consequently our Euro currency exposure is limited by this arrangement. As at June 30, 2024, the Company had one Euro-denominated term loan outstanding, which totaled 17.5 million Euros ($18.7 million) and which is scheduled to mature in December 2024.

Other (Expense) Income. Other (expense) income was $(2.7) million and $(9.5) million for the three and six months ended June 30, 2024, as compared to $0.6 million and $13.7 million for the same periods of the prior year. The change in other (expense) income for the three and six months ended June 30, 2024 as compared to the same periods of the prior year was due in part to a $(2.7) million financing extinguishment loss recognized upon the repurchase of the Seapeak Oak LNG carrier during the second quarter of 2024. The change in other (expense) income for the six months ended June 30, 2024 as compared to the same period of the prior year was also due to unrealized credit loss provisions of $(13.2) million during the first half of 2024, compared to unrealized credit loss recoveries of $12.7 million in the same period of the prior year, due to a decrease in the estimated charter-free vessel fair values during the first half of 2024 compared to an increase in the estimated charter-free vessel fair values in the same periods of the prior year for vessels servicing time-charter contracts accounted for as direct financing or sales-type leases, and their impact on our expectation of the value of such vessels upon completion of their existing charter contracts; partially offset by $6.2 million financing extinguishment gains recognized upon the repurchases of the Ineos Inspiration, the Ineos Independence, and the Ineos Marlin NGL carriers during the first quarter of 2024.

Income Tax Recovery (Expense). Income tax recovery (expense) was $0.5 million and $0.7 million for the three and six months ended June 30, 2024, as compared to $(4.0) million and $(5.6) million for the same periods of the prior year, primarily due to changes in current and deferred tax balances related to the timing of deductions in our Tangguh Joint Venture, in which we have a 70% ownership interest and lower freight tax estimates during the three and six months ended June 30, 2024.

Other Comprehensive Income. Other comprehensive income was $0.1 million and $9.5 million for the three and six months ended June 30, 2024, as compared to $12.9 million and $1.8 million for the same periods of the prior year. The decrease in other comprehensive income for the three months ended June 30, 2024 as compared to the same period of the prior year was primarily due to lower unrealized gains on our interest rate swap agreements where the results of our joint ventures reflect the use of hedge accounting, due to changes in the forward SOFR (or, previously, LIBOR) benchmark interest rates during these periods. The increase in other comprehensive income for the six months ended June 30, 2024 as compared to the same period of the prior year was primarily due to higher unrealized gains on our interest rate swap agreements where the results of our joint ventures reflect the use of hedge accounting, due to changes in the forward SOFR (or, previously, LIBOR) benchmark interest rates during these periods.

Liquidity and Capital Resources
Sources and Uses of Capital

For a description of our sources and uses of capital, please read “Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources” in our Annual Report on Form 20-F for the year ended December 31, 2023.

Our sources of funds include borrowings from debt facilities and borrowings from obligations related to finance leases, which are described in "Item 1 – Financial Statements: Note 8 – Long-Term Debt and Note 5a – Chartered-in Vessels - Obligations related to Finance Leases". We also guarantee our proportionate share of certain loan facilities and obligations on interest rate swaps for certain of our equity-accounted joint ventures. As at June 30, 2024, this proportionate share, based on the aggregate principal amount of the loan facilities and fair value of the interest rate swaps, was $846.0 million. As at June 30, 2024, our equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that we guarantee.

Certain of our credit facilities and obligations related to finance leases require us to maintain financial covenants. If we do not meet these financial covenants, the lender or lessor may limit our ability to borrow additional funds under our credit facilities and accelerate the repayment of our revolving credit facilities, term loans and obligations related to finance leases, which would have a significant impact on our short-term liquidity requirements. The terms of and compliance with these financial covenants are described in further detail in "Item 1 – Financial Statements: Note 5a – Chartered-in Vessels - Obligations related to Finance Leases and Note 8 – Long-Term Debt" included in this Report. Certain of our debt facilities and obligations related to finance leases require us to make interest payments based on NIBOR, EURIBOR or SOFR. Significant increases in interest rates could adversely affect results of operations and our ability to service our debt; however, as part of our strategy to minimize financial risk, we use interest rate swaps and cross currency swaps to reduce our exposure to market risk from changes in interest rates. Our current positions are described in further detail in "Item 1 - Financial Statements: Note 11 – Derivative Instruments and Hedging Activities" included in this Report and the extent of our exposure to changes in interest rates is described in further detail in "Item 11 – Quantitative and Qualitative Disclosures About Market Risk” in our Annual Report on Form 20-F for the year ended December 31, 2023.

Liquidity

Our total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $301.0 million as at June 30, 2024, compared to $328.4 million as at December 31, 2023, a decrease of $27.4 million. This decrease was primarily due to a $10.0 million increase in the amounts drawn on our revolving credit facility (which allows for borrowings of up to $350.0 million) and a decrease in cash and cash equivalents of $17.4 million (as detailed in "Item 1 - Financial Statements: Unaudited Consolidated Statements of Cash Flows" included in this Report, excluding an increase in restricted cash of $3.3 million).

The following table summarizes our contractual obligations as at June 30, 2024, excluding those of our equity-accounted joint ventures. We expect that our liquidity at June 30, 2024, combined with the operating cash flows we expect to generate from customer contracts in place at June 30, 2024, will be sufficient to pay our obligations coming due in the next 12 months following June 30, 2024. We expect our liquidity in the next 12 months will be further supplemented by the refinancing of finance leases associated with certain of our vessels. Our ability to pay our obligations, and refinance our long-term debt and finance leases coming due subsequent to June 30, 2024 will depend on, among other things, our ability to continue to service our long-term charter contracts, our financial condition and the condition of credit markets in the months leading up to the maturity dates. We may expand the size of our fleet through the acquisition of new or second-hand vessels or through the construction of additional new vessels. Our ability to continue to expand the size of our fleet over the long-term is dependent upon our ability to generate operating cash flow, obtain long-term bank borrowings, sale-leaseback financings and other debt, as well as our ability to raise debt or equity financing.

	Total	12 Months Following June 30, 2024	Remainder of 2025	2026	2027	2028	Beyond 2028
	(in millions of U.S. Dollars)
U.S. Dollar long-term debt	822.0	40.3	91.5	410.5	54.8	54.8	170.1
Euro long-term debt (i)	18.7	18.7	—	—	—	—	—
Norwegian Kroner long-term debt (i)	187.3	—	93.7	93.6	—	—	—
Commitments related to finance leases (ii)	2,108.9	373.5	96.9	276.2	344.5	315.4	702.4
Commitments related to operating leases (iii)	140.5	34.0	14.4	28.5	28.4	29.4	5.8
Newbuilding installments/shipbuilding supervision (iv)	961.1	19.2	52.1	246.0	643.8	—	—
Totals	4,238.5	485.7	348.6	1,054.8	1,071.5	399.6	878.3
(i)Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rates as of June 30, 2024.
(ii)Includes, in addition to lease payments, amounts to purchase the leased vessels at the end of their respective lease terms. Where applicable, accelerated timing of repayments may be required if the Company is not in compliance with certain covenants under its lease agreements.
(iii)We have corresponding leases whereby we are the lessor and expect to receive approximately $101.0 million under these leases from the remainder of 2024 to 2029.
(iv)During November 2022, we entered into contracts with Samsung Heavy Industries Co., Ltd. for the construction of five 174,000-cubic meter M-type, Electronically Controlled, Gas Admission propulsion LNG carriers, which are scheduled for deliveries throughout 2027. We intend to finance the remaining estimated newbuilding costs with our existing liquidity and future operating cash flow, as well as long-term debt financing to be arranged for the vessels prior to their scheduled deliveries.

In addition to the commitments in the table above, our equity-accounted joint ventures have commitments to fund newbuilding and other construction contract costs all of which are non-recourse to us. See "Item 1 - Financial Statements: Note 12 – Commitments and Contingencies" included in this Report.

Critical Accounting Estimates and Risk Factors

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in "Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates" of our Annual Report on Form 20-F for the year ended December 31, 2023, are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our critical accounting policies, please read "Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates" and "Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies" in our Annual Report on Form 20-F for the year ended December 31, 2023. There have been no significant changes in accounting estimates and assumptions from those discussed in our 2023 Annual Report on Form 20-F.

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information - Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, which could materially affect our business, financial condition or results of operations.

Non-GAAP Financial Measures

Net Voyage Revenues

Net voyage revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use net voyage revenues as a measure of equating revenues generated from voyage charters to revenues generated from time-charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Since, under time-charters, the charterer pays the voyage expenses, whereas under voyage charters, the shipowner pays these expenses, we include voyage expenses in net voyage revenues. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the shipowner, pay the voyage expenses, we typically pass on to our customers the approximate amount of these expenses by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net voyage revenues are generally comparable across the different types of contracts. We principally use net voyage revenues because it provides more meaningful information to us than voyage revenues. Net voyage revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages.

How we use net voyage revenues and the reasons for such use may be unique to the shipping industry. Given that net voyage revenues is a measure which deducts certain operating expenses from revenue, this metric may be more commonly viewed as an alternative measure of gross profit. Viewed in this context, income from operations would be the most directly comparable GAAP financial measure, and net voyage revenues has been defined as income from vessel operations before (gain) loss on sales and write-down of vessels, general and administrative expenses, depreciation and amortization, time-charter hire expenses and vessel operating expenses. The following table reconciles net voyage revenues with income from vessel operations:

	LNG Segment		NGL Segment
	Three Months Ended June 30,		Three Months Ended June 30,
(in thousands of U.S. Dollars)	2024	2023	2024	2023
Income from vessel operations	62,790	63,644	9,503	11,414
Gain on sales and write-down of vessels	—	(499)	(267)	(38)
General and administrative expenses	5,779	6,640	1,098	994
Depreciation and amortization	27,441	27,743	7,769	8,615
Time-charter hire expenses	—	—	2,128	2,233
Vessel operating expenses	45,038	45,977	12,121	13,018
Net voyage revenues	141,048	143,505	32,352	36,236

	LNG Segment		NGL Segment
	Six Months Ended June 30,		Six Months Ended June 30,
(in thousands of U.S. Dollars)	2024	2023	2024	2023
Income from vessel operations	123,923	159,835	23,230	23,308
Gain on sales and write-down of vessels	—	(35,819)	(971)	(189)
General and administrative expenses	12,457	13,488	2,995	2,711
Depreciation and amortization	54,837	56,060	15,366	17,220
Time-charter hire expenses	—	—	4,301	4,490
Vessel operating expenses	88,737	89,337	24,257	27,294
Net voyage revenues	279,954	282,901	69,178	74,834

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three and six months ended June 30, 2024 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•our liquidity needs, including our anticipated funds and sources of financing for liquidity and working capital needs and the sufficiency of cash flows and our expectation that we will have sufficient liquidity for at least a one-year period;
•the expected timing of deliveries, costs and related financing relating to our LNG carrier newbuildings and the Exmar LPG Joint Venture's LPG carrier newbuildings;
•expected exposure to interest rate volatility;
•the consideration we generally receive in connection with vessel management and other contracts;
•the potential expansion of the size of our fleet through the acquisition of new or second-hand vessels or through the construction of additional new vessels;
•the completion and timing of vessel repurchases and refinancing arrangements;
•expected cash distributions from our equity accounted joint ventures;
•expected interest payments;
•general domestic and international political conditions and geopolitical conflicts, including the impact of the Russia-Ukraine war on the economy, our industry and our business;
•the impact of recent accounting pronouncements on our consolidated financial statements and related disclosures;
•expected recoveries from our equity accounted joint ventures and from charterers of costs we incur related to EU ETS; and
•expectations regarding the impact of uncertain tax positions and changes in corporate tax rates.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words believe, anticipate, expect, estimate, project, will be, will continue, will likely result, plan, intend or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: the competitive factors in the markets in which we operate; changes in the financial stability of our charterers; changes in our expenses; delays associated with the dry docking of our vessels; potential delays in the deliveries and potential increases in costs relating to the LNG and LPG carrier newbuildings; potential for early termination of long-term contracts and our ability to renew or replace long-term contracts; our ability to secure charter contracts for our vessels; loss of any customer, time-charter contract or vessel; changes in production or price of LNG or LPG; potential development of active short-term or spot LNG or LPG shipping markets; spot market rate fluctuations; our ability to generate and access additional cash and capital during the next 12 months; our and our joint ventures’ potential inability to raise financing, to refinance our or their debt maturities, or to purchase additional vessels; our exposure to inflation, interest rate and currency exchange rate fluctuations; conditions in the public equity and debt markets; political, governmental and economic instability in the regions and markets in which we operate; changes in laws or regulations, including those relating to the regulation of greenhouse gases, such as the EU ETS; the application of sanctions to us or any of our counterparties or joint venture partners; LNG or LPG project delays or abandonment; the impact of the Russia-Ukraine war on us or on our third party counterparties to our charter contracts or business arrangements; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2023. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEAPEAK LLC

Date: August 15, 2024	By:	/s/ Scott Gayton
Scott Gayton
Chief Financial Officer
(Principal Financial and Accounting Officer)